Exhibit 99.1
Nomad Foods Reports First Quarter 2023 Financial Results

Revenue growth of +5.8% with Adjusted EPS of €0.46

Updated Full Year Adjusted EPS Guidance of €1.52 - €1.55
FELTHAM, England - May 10, 2023 - Nomad Foods Limited (NYSE: NOMD), today reported financial results for the three month period ended March 31, 2023. Key operating highlights and financial performance for the first quarter 2023, when compared to the first quarter 2022, include:

•Reported revenue increased 5.8% to €775 million
•Organic revenue growth of 8.0%
•Reported Profit for the period of €41 million
•Adjusted EBITDA increased 11.3% to €146 million
•Adjusted EPS increased 7.0% to €0.46
Management Comments
Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “Nomad Foods got off to an exciting start in 2023 as our revenue momentum from the second half of last year continued through the beginning of this year. During the quarter, we grew organic sales 8.0%, Adjusted EBITDA 11.3%, and Adjusted EPS 7.0% year-over-year. Our strong overall performance benefited from double-digit pricing realization, disciplined supply chain management, and the roll-out of the new commercial and supply chain strategies that we announced in February. As a result of this strong performance, we are raising the bottom end of our expected Adjusted EPS range to €1.52 from €1.50. Our new guidance stands at €1.52 to €1.55, based on the expectation of mid-single-digit revenue growth and Adjusted Free Cash Flow conversion in the range of 90% to 95%, which are both unchanged from our original guidance.”

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “We are delighted to report a strong set of results to start 2023, anchored by leading brands, top-notch people, and excellent supply chain execution. The steps we took to further refine and protect our business last year were evident in our performance during this quarter and have proved Nomad Foods’ continued resilience. We delivered double-digit pricing, maintained our investment in long-term growth, and expanded margins, which positions us well for the balance of the year and gives us confidence to deliver our revised guidance. Frozen food remains a compelling value proposition to our consumers in any economic environment, and we see more opportunities ahead. We will continue to invest in sustainable growth and driving value for shareholders.”

First Quarter of 2023 results compared to the First Quarter of 2022
•Revenue increased 5.8% to €775 million. Organic revenue growth of 8.0% was comprised of a 7.1% decline in volume/mix offset by a 15.1% increase in price.
•Gross profit increased 9.5% to €224 million. Gross margin increased 100 basis points to 28.9%, linked to the successful recovery of higher input costs through pricing, and a benefit in the cost of goods sold from the tail end of cover positions from 2022.
•Adjusted operating expenses increased 6.1% to €100 million.
•Adjusted EBITDA increased 11.3% to €146 million and Adjusted Profit for the period increased 7% to €81 million due to the aforementioned factors.
•Adjusted EPS increased 7.0% to €0.46, reflecting the increase in Adjusted Profit after tax. Reported EPS decreased 25.0% to €0.24.
2023 Guidance
For the full year 2023, management now expects Adjusted EPS of €1.52 to €1.55 versus our previous guidance of €1.50 to €1.55. We have raised the bottom end of our range to €1.52 from €1.50. Full year guidance assumes mid-single-digit organic revenue growth and Adjusted Cash Flow conversion in the range of 90% to 95%.

Conference Call and Webcast
The Company will host a conference call with members of the executive management team to discuss these results today, Wednesday, May 10, 2023 at 1:30 p.m. BST (8:30 a.m. Eastern Daylight Time). To participate on the live call, listeners in North America may dial +1-844-826-3033 and international listeners may dial +1-412-317-5185. Additionally, there will be a presentation to accompany the conference call and the call is being webcast. Both can be accessed at the Nomad Foods website at
www.nomadfoods.com under Investor Relations. A replay of the conference call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing +1-844-512-2921 and by international listeners by dialing +1-412-317-6671; the replay pin number is 10177893.

Nomad Foods Contacts
Investor Relations Contact
Anthony Bucalo
Nomad Foods Limited
+1-914-907-8724

About Nomad Foods
Nomad Foods (NYSE: NOMD) is Europe’s leading frozen food company. The Company’s portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Financial Information
Nomad Foods is presenting Adjusted and Organic financial information, which is considered non-IFRS financial information, for the three months ended March 31, 2023 and for comparative purposes, the three months ended March 31, 2022.

Adjusted financial information for the three months ended March 31, 2023 and 2022 presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted primarily for share based payment expenses and related employer payroll taxes, non-operating M&A related costs, exceptional items and foreign currency translation charges/gains.

Adjusted EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization, adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted Profit for the period is defined as profit for the period excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, unissued preferred share dividends, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted Profit after tax provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EPS is defined as basic earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue growth/(decline) is an adjusted measurement of our operating results. The comparison for the three months ended March 31, 2023 and 2022 presented in this press release takes into consideration only those activities that were in effect during both time periods. Organic revenue growth/(decline) reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, trading day impacts or any other event that artificially impacts the comparability of our results.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the unaudited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

Please see on pages 7 to 10, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Adjusted and Organic financial information to the most directly comparable IFRS measure.

Nomad Foods Limited As Reported
Condensed Consolidated Interim Statements of Profit or Loss (unaudited)
Three months ended March 31, 2023 and March 31, 2022

	Three months ended March 31, 2023	Three months ended March 31, 2022
	€m	€m
Revenue	775.1	732.9
Cost of sales	(550.9)	(528.2)
Gross profit	224.2	204.7
Other operating expenses	(114.5)	(98.1)
Exceptional items	(30.1)	(19.0)
Operating profit	79.6	87.6
Finance income	1.1	0.9
Finance costs	(30.1)	(15.5)
Net financing costs	(29.0)	(14.6)
Profit before tax	50.6	73.0
Taxation	(9.4)	(17.0)
Profit for the period	41.2	56.0

Basic & diluted earnings per share in €	0.24	0.32

Nomad Foods Limited As Reported
Condensed Consolidated Interim Statements of Financial Position
As at March 31, 2023 (unaudited) and December 31, 2022 (audited)

	As at March 31, 2023	As at December 31, 2022
	€m	€m
Non-current assets
Goodwill	2,101.2	2,101.6
Intangibles	2,457.1	2,457.6
Property, plant and equipment	553.3	542.9
Other non-current assets	8.0	8.1
Derivative financial instruments	0.4	0.2
Deferred tax assets	104.2	100.4
Total non-current assets	5,224.2	5,210.8
Current assets
Cash and cash equivalents	370.9	369.7
Inventories	493.2	457.1
Trade and other receivables	319.0	266.8
Indemnification assets	1.8	1.8
Derivative financial instruments	12.7	19.9
Total current assets	1,197.6	1,115.3
Total assets	6,421.8	6,326.1
Current liabilities
Trade and other payables	726.0	695.4
Current tax payable	182.5	183.0
Provisions	52.9	36.1
Loans and borrowings	24.3	22.6
Derivative financial instruments	4.7	3.7
Total current liabilities	990.4	940.8
Non-current liabilities
Loans and borrowings	2,138.3	2,142.3
Employee benefits	135.3	132.1
Other non-current liabilities	1.0	1.1
Provisions	1.6	1.3
Derivative financial instruments	70.1	56.6
Deferred tax liabilities	441.5	445.7
Total non-current liabilities	2,787.8	2,779.1
Total liabilities	3,778.2	3,719.9
Net assets	2,643.6	2,606.2
Equity attributable to equity holders
Share capital and capital reserve	1,596.7	1,596.7
Share-based compensation reserve	22.1	13.8
Translation reserve	89.3	89.3
Other reserves	10.8	19.8
Retained earnings	924.7	886.6
Total equity	2,643.6	2,606.2

Nomad Foods Limited As Reported
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
For the three months ended March 31, 2023 and the three months ended March 31, 2022

	For the three months ended March 31, 2023	For the three months ended March 31, 2022
	€m	€m
Cash flows from operating activities
Profit for the period	41.2	56.0
Adjustments for:
Exceptional items	30.1	19.0
Share based payment expense	12.3	1.2
Depreciation and amortization	22.3	21.2
Loss on disposal of property, plant and equipment	0.5	0.1
Net finance costs	29.0	14.6
Taxation	9.4	17.0
Operating cash flow before changes in working capital, provisions and exceptional items	144.8	129.1
Increase in inventories	(34.3)	(19.6)
Increase in trade and other receivables	(53.7)	(54.2)
Increase in trade and other payables	20.6	44.1
Increase in employee benefits and other provisions	1.9	0.5
Cash generated from operations before tax and exceptional items	79.3	99.9
Cash flows relating to exceptional items	(14.0)	(12.6)
Tax paid	(10.0)	(9.1)
Net cash generated from operating activities	55.3	78.2
Cash flows from investing activities
Purchase of property, plant and equipment and intangibles	(20.6)	(20.4)
Interest received	1.1	—
Cash used in investing activities	(19.5)	(20.4)
Cash flows from financing activities
Repurchase of ordinary shares	—	(26.8)
Payment of lease liabilities	(7.0)	(5.5)
Payment of financing fees	(0.5)	—
Interest paid	(19.3)	(22.7)
Other financing cash flows	—	1.7
Net cash used in financing activities	(26.8)	(53.3)
Net increase in cash and cash equivalents	9.0	4.5
Cash and cash equivalents at beginning of period	366.8	254.2
Effect of exchange rate fluctuations	(4.9)	(2.9)
Cash and cash equivalents at end of period	370.9	255.8

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
Reconciliation of Non-IFRS Financial Measures
The following table reconciles adjusted financial information for the three months ended March 31, 2023 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended March 31, 2023

€ in millions, except per share data	As reported for the three months ended March 31, 2023	Adjustments		As adjusted for the three months ended March 31, 2023
Revenue	775.1	—		775.1
Cost of sales	(550.9)	—		(550.9)
Gross profit	224.2	—		224.2
Other operating expenses	(114.5)	14.3	(a)	(100.2)
Exceptional items	(30.1)	30.1	(b)	—
Operating profit	79.6	44.4		124.0
Finance income	1.1	—		1.1
Finance costs	(30.1)	5.9		(24.2)
Net financing costs	(29.0)	5.9	(c)	(23.1)
Profit before tax	50.6	50.3		100.9
Taxation	(9.4)	(10.9)	(d)	(20.3)
Profit for the period	41.2	39.4		80.6

Weighted average shares outstanding in millions - basic	174.5			174.5
Basic earnings per share	0.24			0.46
Weighted average shares outstanding in millions - diluted	174.5			174.5
Diluted earnings per share	0.24			0.46

(a)Represents share based payment charge including employer payroll taxes of €13.9 million and non-operating M&A transaction costs of €0.4 million.
(b)Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €5.8 million of foreign exchange translation losses and €0.1 million of foreign exchange losses on derivatives.
(d)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the three months ended March 31, 2022 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended March 31, 2022

€ in millions, except per share data	As reported for the three months ended March 31, 2022	Adjustments		As adjusted for the three months ended March 31, 2022
Revenue	732.9	—		732.9
Cost of sales	(528.2)	—		(528.2)
Gross profit	204.7	—		204.7
Other operating expenses	(98.1)	3.7	(a)	(94.4)
Exceptional items	(19.0)	19.0	(b)	—
Operating profit	87.6	22.7		110.3
Finance income	0.9	(0.9)		—
Finance costs	(15.5)	—		(15.5)
Net financing costs	(14.6)	(0.9)	(c)	(15.5)
Profit before tax	73.0	21.8		94.8
Taxation	(17.0)	(2.5)	(d)	(19.5)
Profit for the period	56.0	19.3		75.3

Weighted average shares outstanding in millions - basic	174.4			174.4
Basic earnings per share	0.32			0.43
Weighted average shares outstanding in millions - diluted	174.4			174.4
Diluted earnings per share	0.32			0.43

(a)Represents share based payment charge including employer payroll taxes of €1.3 million and non-operating M&A transaction costs of €2.4 million.
(b)Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €0.9 million of foreign exchange translation gains.
(d)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
Reconciliation of Profit for the period to Adjusted EBITDA (unaudited)

	Three months ended
€ in millions	March 31, 2023	March 31, 2022
Profit for the period	41.2	56.0
Taxation	9.4	17.0
Net financing costs	29.0	14.6
Depreciation & amortization	22.3	21.2
Exceptional items (a)	30.1	19.0
Other add-backs (b)	14.3	3.7
Adjusted EBITDA	146.3	131.5

Revenue	775.1	732.9
Adjusted EBITDA margin (c)	18.9%	17.9%

(a)Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(b)Represents the elimination of share-based payment charges including employer payroll taxes for the three month period to March 31, 2023 of €13.9 million (2022: €1.3 million) as well as the elimination of non-operating M&A transaction costs for the three month period to March 31, 2023 of €0.4 million (2022: €2.4 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.
(c)Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by Revenue.

Nomad Foods Limited
Adjusted Financial Information (continued)

Appendix 1: Reconciliation from reported to organic revenue growth/(decline)
Year on Year Growth - March 31, 2023 compared with March 31, 2022:

Three Months Ended March 31, 2023
YoY change
Reported Revenue Growth	5.8%

Of which:
Organic Revenue Growth/(Decline)	8.0%
Translational FX (a)	(2.2)%
Total	5.8%

(a)Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Forward-Looking Statements
Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including the Company’s expectations regarding (i) the impact of commercial and supply chain strategies on its overall performance; (ii) its future operating and financial performance, including with respect to revenue growth, Adjusted Free Cash Flow conversion, Adjusted EPS, Adjusted EPS growth for 2023; (iii) its ability to successfully promote sustainable growth and maximize value for its shareholders (iv) the continued popularity of frozen foods; and (v) the underlying assumptions necessary to realize its 2023 Guidance.

These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i)
the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials, including the conflict in
Ukraine; (ii) the Company’s ability to successfully mitigate inflationary changes in the market; (iii) the Company’s ability to successfully identify suitable acquisition targets and adequately evaluate the potential performance of such acquisition targets; (iv) the
Company’s ability to successfully implement its strategies (including its M&A strategy) and strategic initiatives and to recognize the anticipated benefits of such strategic initiatives; (v) the Company’s ability to accurately predict the performance of its Green Cuisine brand and the Findus Switzerland and Fortenova's frozen food businesses' and their impact on the Company’s growth; (vi) the
Company’s ability to effectively compete in its markets, including the ability of Green Cuisine to effectively compete in Continental
Europe; (vii) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (viii) the effects of reputational damage from unsafe or poor quality food products; (ix) the risk that securities markets will react negatively to actions by the Company; (x) the adequacy of the Company’s cash resources to achieve its anticipated growth agenda; (xi) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (xii) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xiii) the Company’s ability to protect its brand names and trademarks; (xiv) new regulations governing the import and export of goods between the UK and the European Union as a result of Brexit, as well as the potential adverse impact of Brexit on currency exchange rates, global economic conditions and cross-border agreements that affect the Company’s business; (xv) loss of the
Company’s financial arrangements with respect to receivables factoring; (xvi) the loss of any of the Company’s major customers or a decrease in demand for its products; (xvii) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; (xviii) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (xix) the Company’s failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; (xx) changes in applicable laws or regulations; and (xxi) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This release and referenced conference call is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.